UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS IN

PUBLICLY TRADED COMPANIES

ISSUER IDENTIFICATION

FINANCIAL YEAR-END	31/12/2016

TAX ID No.:	A-48265169

REGISTERED NAME
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

REGISTERED ADDRESS
PLAZA DE SAN NICOLÁS, 4, 48005 BILBAO (VIZCAYA)

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

MODEL FORM OF ANNUAL REPORT ON THE REMUNERATION OF

DIRECTORS IN PUBLICLY TRADED COMPANIES

A	CORPORATE REMUNERATION POLICY FOR THE CURRENT YEAR

A.1 Explain the remuneration policy of Entity. This section will include information on:

•	General principles and grounds of the remuneration policy.

•	Most significant changes in the remuneration policy applied during the previous year and changes made during the year to the conditions for the exercise of previously awarded options.

•	Criteria used and composition of the comparable groups of companies whose remuneration policies have been examined to establish the corporate remuneration policy.

•	Relative importance of variable remuneration items in comparison to fixed items and the criteria used to determine the components of the directors’ remuneration package (remuneration mix).

Explain the remuneration policy

The BBVA Group’s general remuneration policy is oriented to the reciprocal creation of value for the staff and the Group, seeking at the same time alignment between the interests of its employees and shareholders with sound risk management. For these purposes, the remuneration policy for BBVA Group is based on the following principles:

•	long-term value creation;

•	reward achievement of results on the basis of sound and responsible risk management;

•	attract and retain the best professionals;

•	reward the level of responsibility and professional track records;

•	ensure internal equity and external competitiveness;

•	benchmark performance against the market through expert analyses from prestigious consultancy firms specialising in remuneration; and

•	ensure transparency on the remuneration system.

On the basis of these general principles, BBVA has defined a remuneration policy that is generally applied to all staff comprising: (i) a fixed remuneration based on the level of responsibility assumed, which constitutes a relevant part of the total remuneration; (ii) a variable remuneration linked to the achievement of previously established targets and sound risk management, including incentives tailored to the long-term interests of the entity, considering current and future risks; and a (iii) a specific variable remuneration settlement and payment scheme applicable to the group of employees within the Group who carry out professional activities that have a significant impact on the Group’s risk profile, which include executive directors and members of the Senior Management (hereinafter, the “Identified Staff”).

The remuneration policy of BBVA directors was approved for 2015, 2016 and 2017 by the Annual General Meeting held on 13 March 2015, in accordance with article 529 novodecies of the Corporate Enterprises Act as part of the remuneration system established by the Bylaws.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

The Company Bylaws establish a remuneration system that distinguishes between the remuneration of executive directors and the remuneration of non-executive directors.

The specific scheme established to remunerate executive directors rewards their executive duties. It applies remuneration items used by comparable entities. These concepts are included in the wording under article 50 bis of the Bylaws and correspond to the ones that are also applicable bradly to the members of BBVA Senior Management, whose variable remuneration is adjusted to the principles established for the Identified Staff, as detailed further in sections A.3 and A.4 of this Report.

The remuneration system for non-executive directors, in accordance with article 33 bis of the Company Bylaws, is based on the criteria of responsibility, dedication and incompatibilities inherent to the role that they undertake, comprising fixed elements detailed in section A.3 of this Report.

Throughout 2016, the Remunerations Committee has analyzed the suitability of including certain changes to the applicable remuneration policy, in order to deepen its alignment with the best market practices, new regulatory requirements and BBVA’s internal strategy and organization.

For this purpose, at the proposal of the Remunerations Committee, and following a detailed analysis carried out together with the firm McLagan (part of the McLagan/Aon Hewitt Group) and Garrigues Human Capital Services, the Board of Directors has approved a new Remuneration Policy for BBVA Directors for the years 2017, 2018 and 2019, which will be submitted to the next AGM of the Bank as item 6 on the Agenda.

The fundamental elements of this new Policy may be summed up as follows:

•	A clear allocation between the fixed and variable components of remuneration, and criteria to establish these components;

•	A change in the balance of the fixed and variable components of remuneration, to better align remuneration with applicable regulations and to facilitate its implementation, providing more flexibility for variable remuneration with respect to fixed remuneration. In no case such change entails an increase in the total remuneration of beneficiaries;

•	A longer deferral period for the variable remuneration of executive directors and Senior Management from 3 to 5 years and a higher percentage deferred from 50% to 60%;

•	An increase in the percentage of deferred variable remuneration shares from 50% to 60% for executive directors and Senior Management;

•	Review of the malus and clawback arrangements of the remuneration package and of the determination of the cases in which they are applicable;

•	The elimination of defined-benefit welfare schemes for the Chief Executive Officer;

•	Consideration of a portion of the contributions to pension systems as “discretionary pension benefits”, as required by new regulations;

•	Modification of contractual conditions applicable to payments due to termination of the contractual relationship;

•	The introduction of the commitment not to transfer a number of shares equivalent to twice the annual fixed remuneration for a period of, at least, three years from the time of their vesting, maintaining the general one-year retention period applicable to all shares. This shall not apply to those shares the transfer of which is derived from tax obligations originated from their delivery.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

The details of these changes are included in the following sections of this report.

A.2 Information on the preparatory work and decision-making process followed to determine the remuneration policy and role, if any, performed by the Remunerations Committee and other supervisory bodies in shaping the remuneration policy. This information will include, where appropriate, the mandate given to the remunerations committee, its composition and the identity of the external consultants whose services have been used to define the remuneration policy. It will also describe the status of the directors, if any, who have been involved in the definition of the remuneration policy.

Explain the process for determining the remuneration policy

Within the framework of the Bylaws, the BBVA Board Regulations assign exclusive powers to the Board of Directors to adopt resolutions on directors’ remuneration and, in the case of executive directors, the remuneration for their executive duties and other conditions that should be contained in their contracts.

Among the elements making up the Bank’s Corporate Governance System, the Board of Directors of BBVA has set up several committees to assist it in matters within the scope of its powers to optimize performance of its duties. Amongst these, the Remunerations Committee is the body that assists the Board on issues regarding remuneration attributed to it under the Board Regulations, overseeing observance of the remuneration policy established by the Company. This Committee comprises a minimum of three members appointed by the Board of Directors. All the members must be non-executive directors, with a majority of independent directors, including the Committee Chair.

As of the date of this Report, the Remunerations Committee comprises five directors, all non-executives, with a majority of independents. Their names, positions and status are listed below:

Name and surname	Position	Status
Juan Pi Llorens	Chair	Independent
José Antonio Fernández Rivero	Member	External
Belén Garijo López	Member	Independent
José Luis Palao García-Suelto	Member	Independent
James Andrew Stott	Member	Independent

This Committee meets as often as necessary to comply with its duties, convened by its Chair. During 2016, it met 6 times to deal with matters within its remit.

Under the Bank’s Board Regulations, the Remunerations Committee will perform, among others, the following duties:

1.	Propose the directors’ remuneration policy to the Board of Directors, who will in turn submit it to the Annual General Meeting.

2.	Determine the extent and amount of individual remuneration, entitlements and other economic rewards, and, other contractual conditions of executive directors, submitting to the Board of the Directors the corresponding proposals.

3.	Submit a yearly proposal to the Board of Directors regarding the Annual Report on the Remuneration of the Bank’s Directors, which will in turn be submitted to the Annual General Shareholders Meeting.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

4.	Propose the remuneration policy to the Board of Directors insofar as Senior Management and employees of the Identified Staff.

5.	Propose the basic conditions for the contracts of Senior Management to the Board, and directly supervise the remuneration of senior managers responsible for risk management and compliance duties within the Company.

6.	Oversee observance of the remuneration policy established by the Company and regularly review the remuneration policy applied to members of the Identified Staff, including executive directors and Senior Management.

7.	Verify the information on directors and Senior Management remuneration contained in the different corporate documents, including the Annual Report on the Remuneration of Directors.

8.	Any other duties that may have been assigned under these Regulations or attributed thereto by decision of the Board of Directors or applicable legislation.

In order to perform their duties appropriately, the Remunerations Committee uses advisory services provided by the Bank’s in-house staff and also outsourced advice as necessary to establish criteria regarding matters within its duties. In this regard, it is noted that in performance of its duties, the Remunerations Committee has used the advisory services provided by BBVA’s in-house staff and has received information and advice by two of the largest global consultancy firms dealing with directors’ and senior-managers’ remuneration, namely Towers Watson and McLagan.

Thus, the BBVA Corporate Governance System has been configured so that the proposals addressing remuneration submitted to the Bank’s Board of Directors for consideration come from the Remunerations Committee for prior analysis.

Likewise, the Remunerations Committee has the collaboration of the Board’s Risks Committee, which, under article 39 of the Board Regulations, has been involved in establishing the remuneration Policy, by checking is consistent with sound and effective risk management does not encourage risk-taking that exceeds the level of tolerated risk of the Entity.

Lastly, the decisions regarding remuneration of executive directors requiring it as per Law are submitted to the Bank’s General Shareholders Meeting for approval together with this Report.

All this ensures an appropriate decision-making process for remuneration-related matters.

A.3 Indicate the amount and nature of the fixed components, with a breakdown where necessary, of the remuneration for the performance of Senior Management duties by the executive directors, the additional remuneration as chairman or member of any board committee, per diem payments for participation in the board and its committees and other fixed payments for the directorship and an estimate of the fixed annual remuneration to which they give rise. Identify other benefits not paid in cash and the basic parameters for which they are given.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Explain the fixed components of the remuneration

As indicated in Section A.1., the Bank has a remuneration system that distinguishes between non-executive and executive directors.

Regarding non-executive directors, a separate system has been created for non-executive directors on the basis of responsibility, dedication and incompatibilities required for them, depending on the positions they hold.

Pursuant to article 33 bis of the Company Bylaws, the General Meeting is empowered to establish the annual allocation that the Bank will pay to the Board as a whole for directorships. The Board is then responsible for distributing this amount according to the criteria described below. It may reduce the total amount allocated where it deems this advisable. To such end, the 2012 Annual General Meeting resolved to establish the total annual allocation payable by the Bank to all the directors as a whole for their directorships at €6 million. This amount will be maintained until the General Meeting resolves to change it.

As a result, non-executive directors receive a fixed annual cash amount for their position as directors, and a further fixed amount for their membership of different committees, with a higher weight in case of chairing a committee, and a relative amount is established depending on the different duties and dedication required for each committee (amounts that have not been updated since July 2007). In March 2016, the Board resolved to create a new Technology & Cyber-security Committee, and agreed on the remuneration of its non-executive members.

Thus, the Board of Directors has agreed at the proposal of the Remunerations Committee, that the amounts of cash remuneration applicable to non-executive directors during 2017 will be as follows:

•	Member of the Board of Directors: €129 thousand;

•	Member of the Executive Committee: €167 thousand;

•	Audit & Compliance Committee: Member: €71 thousand; Chair: €179 thousand;

•	Risks Committee: Member: €107 thousand; Chair: €214 thousand;

•	Remunerations Committee: Member: €43 thousand; Chair: €107 thousand;

•	Appointments Committee: Member: €41 thousand; Chair: €102 thousand;

•	IT & Cyber-Security Committee: Member: €43 thousand; Chair: €107 thousand.

In addition, as stipulated by the Bylaws, the Bank has a remuneration system with deferred delivery of shares for its non-executive directors that was approved by the Annual General Meeting held on 18 March 2006 and extended by resolutions of the General Meetings held on 11 March 2011 and on 11 March 2016, for an additional period of 5 years in each case.

This scheme consists of the annual allocation to non-executive directors, as part of their fixed remuneration, of a number of “theoretical shares” of the Bank, which are to be effectively delivered, if appropriate, on the date they cease in their position as directors for any other reason that was not a serious breach of their duties. The annual number of “theoretical shares” allotted to each non-executive will be equivalent to 20% of the total cash remuneration received by each non-executive director in the previous

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

year, with the reference for calculating the number of “theoretical shares” being the average closing price of BBVA shares during 60 trading sessions prior to the dates of the respective Annual General Meetings approving the financial statements corresponding to each year.

The structure of executive directors’ remuneration is established pursuant to article 50 bis of the Bylaws.

For this purpose, they include a fixed remuneration that represents a significant part of the total remuneration. It reflects the professional experience and level of responsibility of the executives, and aims to ensure competitiveness with the remuneration applied to equivalent duties in the major comparable financial institutions. When determining this remuneration and possible updates to it, the Remunerations Committee takes into account the level of responsibility and dedication that required, as well as the market analytics and studies carried out by best-in-class consultancy firms, in order to establish a level that is appropriate and competitive on the market. It also considers other factors such as average increases in the remuneration of members of Senior Management.

The fixed annual remuneration of each executive director will correspond to the annual amounts received for performing out his or her duties. These amounts reflect the level of responsibility of these duties, and are in no case linked to variable parameters or results achieved (hereinafter, the “Annual Fixed Remuneration”).

In accordance with the new remuneration policy for BBVA directors that will be submitted to the next General Meeting, based on the principle of appropriate balance between the fixed and variable components of the total remuneration of the executive directors, the Board of Directors has established target ratios between their fixed and variable remuneration. These ratios take into account both the duties performed by each executive director and their impact on the Entity’s risk profile. They are in line with the ratios established in general for the identified staff. These ratios represent a change with respect to the proportion between the fixed and variable remuneration for executive directors previously in place. The aim is to align them with current regulations, allowing the fixed component to be sufficiently high to allow a fully flexible policy to be applied with respect to the variable components, to the extent that in some cases it is possible not to pay them.

In accordance with the above, the figures for the Annual Fixed Remuneration for 2017 approved by the Board of Directors at the request of the Remunerations Committee for executive directors are as follows: €2,475 thousand for the Group Executive Chairman; €1,965 thousand for the CEO; and €834 thousand for the executive director in charge of Global Economics, Regulation & Public Affairs (“Director of GERPA”).

A.4 Explain the amount, nature and main characteristics of the variable components of the remuneration systems.

In particular:

•	Identify each remuneration plan of which directors are beneficiaries, its scope, approval date, implementation date, validity period and main features. For share option plans and other financial instruments, the general features of the plan will include information on the conditions for exercising such options or financial instruments for each plan.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

•	Indicate any payments made under profit-sharing or bonus schemes, and the reason why they were granted.

•	Explain the basic parameters and grounds for any annual bonus scheme.

•	The types of directors (executive directors, external directors, independent directors or other external directors) that are beneficiaries of remuneration systems or plans that incorporate a variable remuneration.

•	The foundations of such variable remuneration systems or plans, the criteria chosen to assess performance as well as the components and assessment methods to determine whether the criteria have been met or not, and an estimate of the total amount of variable remuneration that would result from the current compensation plan, as a function of the degree to which targets or benchmarks have been met.

•	Where appropriate, give information on deferral periods or deferral of payment established and/or holdback periods for shares or other financial instruments, if any.

Explain the variable components of the remuneration systems

As indicated above, remuneration to non-executive directors is fixed, so the only members of the Board of Directors who receive a variable remuneration are the executive directors.

Therefore, the variable remuneration of executive directors comprises an annual incentive whose amount is obtained from the level of compliance with some annual performance indicators (financial and non-financial) and the weight attributed to each indicator, depending on certain performance scales to be approved annually by the Board of Directors at the proposal of the Remunerations Committee (the “Annual Variable Remuneration”).

At the request of the Remunerations Committee, the Board of Directors has agreed to establish the following Annual Performance Indicators together with their corresponding weights to calculate the Annual Variable Remuneration of executive directors for 2017:

Indicator	Group Executive Chairman	Chief Executive Officer	Director of GERPA
Net Attributable Profit excluding corporate operations	25%	20%	12,5%
Risk-adjusted Return on Economic Capital (RAROEC)	15%	10%	10%
Return on Regulatory Capital (RORC)	25%	20%	15%
Efficiency Ratio	25%	20%	12,5%
Customer Satisfaction Index (IreNe)	10%	10%	10%
Strategic Indicators	—	20%	40%

The Annual Variable Remuneration of executive directors will be subject to the conditions of the settlement and payment system applicable to the members of the Identified Staff. Its specific features for executive directors, in accordance with the Remuneration Policy for BBVA Directors for years 2017, 2018 and 2019, to be submitted to the Bank’s AGM, are:

•	60% of the Annual Variable Remuneration (AVR) of executive directors shall be deferred for a period of five (5) years.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

•	The initial payment of the Annual Variable Remuneration of executive directors shall be made, in equal parts, in cash and in BBVA shares, whilst the deferred portion shall be divided into 60% in BBVA shares and the other 40% in cash.

•	The Annual Variable Remuneration of executive directors will not be accrued, or will be accrued in a reduced amount, should a certain level of profit and capital ratio not be obtained.

•	Likewise, the Annual Variable Remuneration will be reduced ex ante upon performance assessment in the event of negative behavior of the Bank’s results or other parameters such as the level of achievement of budgeted targets (depending on the results of the Annual Performance Indicators).

•	The deferred portion of the Annual Variable Remuneration of executive directors may be reduced ex post or even eliminated entirely, but not increased, based on the result of multi-year performance indicators aligned with the Group’s fundamental control metrics and risk management, which are related to the Group’s solvency, capital, liquidity, funding, or profitability, or with the performance of the share and recurring results (“Multi-year Performance Indicators”), as approved by the Board, following previously analysis by the Risks Committee. Certain performance scales shall be associated with these indicators, whereby if the targets set for each in the 3-year deferral period are not achieved, the deferred amount of Annual Variable Remuneration may be reduced and could even lead to the loss in full of the deferred amounts, but never to their increase.

•	The result of the Multi-Year Performance indicators will determine the value of the deferred amount of Annual Variable Remuneration payable to each executive director: 60% vesting after the third year of deferral, 20% after the fourth year of deferral and 20% after the fifth year of deferral.

•	All the Annual Variable Remuneration of executive directors shall also be subject to reduction and recovery (“malus” and “clawback”) arrangements over the entire deferral and retention period, under the terms established in the Policy.

•	Shares received by executive directors as Annual Variable Remuneration shall be unavailable for a period of one year after delivery.

Additionally, upon receipt of the shares, executive directors will not be allowed to transfer a number of shares equivalent to twice their Annual Fixed Remuneration for at least three years after their delivery.

The above shall not apply to those shares transferred to pay tax obligations created by their delivery.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

•	Executive directors are not allowed to use personal hedging strategies or insurance in connection with remuneration and responsibility that may undermine the risk alignment effects with sound risk management.

•	The variable component of the remuneration of executive directors for a financial year shall be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the General Meeting agrees to increase this percentage up to 200%.

•	On an annual basis, the Board of Directors, at the proposal of the Remunerations Committee, may establish criteria to update only the deferred cash portion of Annual Variable Remuneration.

In 2017, the Multi-Year Performance indicators for executive directors approved by the Board of Directors at the proposal of the Remunerations Committee, and their corresponding weights are:

Indicator	Weight
Economic adequacy (Economic capital/ERC)	20%
CET1 Fully Loaded	20%
LTSCD (Loan-to-stable customer deposits)	10%
Liquidity coverage ratio	10%
ROE	20%
(Operating Income / Average Total Assets) – (Cost of Risk / Average Total Assets)	10%
TSR	10%

The foregoing shall be construed notwithstanding any payments due to executive directors in upcoming years corresponding to the deferred amounts from variable remuneration of past years, subject to the conditions established for each year as a result of the previous remuneration policies.

Thus, executive directors will be paid as follows in the first quarter of 2017 based on the applicable policy in past years: 50% of the Annual Variable Remuneration for 2016, as well as the deferred portions of variable remuneration from 2013 and 2014 and their corresponding updates in application of previous policies.

Payment of the remaining 50% of the Annual Variable Remuneration for 2016 will be deferred to 2020, subject to the conditions mentioned in the current Policy, including malus and clawback arrangements, established in the new Policy that will be submitted to the Bank’s General Meeting.

A.5 Explain the main features of the systems of long-term savings, including retirement and any other survivor benefit, partly or wholly funded by the company, whether endowed internally or externally, with an estimate of their amount or annual equivalent cost, indicating the type of plan, whether defined contribution or defined benefit, the conditions for the vesting of the directors’ economic rights and their compatibility with any type of severance payment for early cancellation or termination of the contractual relationship between the company and the director.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Also indicate payments made to any director’s defined-benefit pension scheme; or any increase in the director’s vested rights when linked to contributions to defined-benefit schemes.

Explain the long-term savings systems

The CEO is eligible to receive a retirement benefit when he reaches the legal retirement age. The amount will be determined by the annual contributions made by the Bank and their corresponding returns until the said date.

The amount of the annual contribution to this system is determined by the amount of the benefit committed under the previous defined-benefit system, and taking into account the provision assigned so far by the Bank to meet this commitment. The annual contribution established in this regard amounts to €1,642 thousand.

This amount will be updated as the Annual Fixed Remuneration of the CEO is adjusted in accordance with the new Remuneration Policy for BBVA Directors.

On reaching retirement age, the CEO will be entitled to the benefit resulting from the contributions made by the Bank in the terms mentioned, provided that he is does not cease in his position as CEO for serious breach of duties. If the contractual relationship is terminated for any other reason before the CEO reaches retirement age for reasons other than breach of duties, the benefit will be calculated according to the contributions made by the Bank until that date, and the Bank will not have to make any additional contribution.

In addition, 15% of the mentioned annual contributions agreed to the pension plans will be based on variable components and will be considered “discretionary pension benefits”. They are considered as deferred variable remuneration, and subject to the conditions for delivery legally established.

In the event of death before retirement, an annual widow’s pension will be granted as well as an orphans’ pension for each children until they reach the age of 25. The amount is equivalent to 70% and 25% (in the event of total orphanhood, 40%) respectively of the Annual Fixed Remuneration. Payment is made from the total fund for retirement accumulated up to that time, with the Bank assuming the amount of the corresponding annual insurance premiums with the aim of supplementing the benefit cover.

The cumulative benefits of the widow’s and orphan’s pension shall not exceed 150% of the Annual Fixed Remuneration.

The CEO is also eligible to receive an annual monthly pension in the event of total or absolute permanent disability while serving in office. The amount is equivalent to the Annual Fixed Remuneration, and reverts to the spouse and children in case of death in the percentage mentioned above, this reversion being limited in any event to the disability pension.

Payment will be made firstly from the total fund accumulated for retirement at that time, with the Bank assuming the annual insurance premiums to top up the benefit.

The Director of GERPA is eligible to receive a retirement pension when he or she reaches the legal retirement age. Its amount will be the result of the cumulative sum of annual contributions and their corresponding returns up to that date. For this purpose, the contributions for each year will be the result of applying 30% to the Annual Fixed Remuneration.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

On reaching retirement age, the Director of GERPA will be eligible to receive the benefit resulting from the contributions made by the Bank in the terms mentioned, provided that he is not ceased as director Head of GERPA for serious breach of duty. In the event the contractual relationship terminates before he reaches the retirement age at his own choice, benefits shall be limited to 50% of the contributions made by the Bank to that date. In any case, the Bank’s contributions shall cease upon termination.

15% of the mentioned annual contributions agreed to the pension plans will based on variable components and will be considered “discretionary pension benefits”. They are considered as deferred variable remuneration, and subject to the conditions for delivery legally established.

In the event of death before retirement, an annual widow’s pension will be grantedas well as an orphans’ pension for each children until they reach the age of 25. The amount is equivalent to 50% and 20% (30% in the event of total orphanhood) respectively of the Annual Fixed Remuneration for the 12 previous months. Payment is made from the total fund for retirement accumulated up to that time, with the Bank assuming the amount of the corresponding annual insurance premiums with the aim of supplementing the benefit cover.

The cumulative benefits of the widow’s and orphan’s pension shall not exceed 100% of the Annual Fixed Remuneration over the previous 12 months.

The Director of GERPA is also eligible to receive an annual monthly pension if he or she suffers total or absolute permanent incapacity while serving in office. The amount is equivalent to 46% of the Annual Fixed Remuneration for the 12 previous months, and reverts to the spouse and children in case of death in the percentage mentioned above, this reversion being limited in any event to the incapacity benefit. Payment will be made firstly from the total fund accumulated for retirement at that time, with the Bank assuming the annual insurance premiums to top up the benefit.

At the date of this Report, there are no other pension obligations for other executive directors.

A.6 Indicate any indemnity payments agreed or paid in the event of termination of the duties of director.

Explain the indemnity payments

See section A.7.

A.7 Indicate the conditions that the contracts of executive directors in Senior Management positions must respect. Among other aspects, give information on the duration, limits to the amounts of indemnity, tenure clauses, notice periods and payments that can replace such notice periods, and any other clauses regarding hiring bonuses, as well as severance payments or ring-fencing for early cancellation or termination of the contractual relationship between the company and the executive director. Include, inter alia, covenants or agreements regarding non-competition, exclusivity, tenure or loyalty and non-competition after termination of contract.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Explain the conditions of the contracts of executive directors

The Board Regulations confer the authority to the Board of Directors to adopt resolutions regarding the terms and conditions that the executive directors’ contracts must respect. Moreover, the duties of the Remunerations Committee include the determination of the extent and amount of the remuneration, entitlements and other economic rewards for the Group Executive Chairman, the CEO and, where applicable, other executive directors of the Bank, submitting to the Board of Directors the corresponding proposals.

The contracts of executive directors are open-ended and do not include any notice periods, or tenure and loyalty clauses.

According to the new Remuneration Policy for Directors for years 2017, 2018, and 2019, at the proposal of the Remunerations Committee, the Board of Directors has established a new pension framework to modify that currently in place for the CEO and the Director of GERPA in their respective contracts, to adapt them to the new regulatory requirements and align them to best market practice.

Thus the new contractual framework defined for the CEO and the executive director Head of GERPA described in the new Policy establishes a post-contractual non-compete clause for a period of two (2) years following the end of their service as executive directors of BBVA, for which they will receive a remuneration from the Bank equivalent to twice (2) their Annual Fixed Remuneration. It will be paid periodically during the two (2) years of non-compete, provided that their end of service as directors is not due to their death, retirement, invalidity or serious breach of duties.

The remaining contractual terms and conditions of the executive directors are detailed in section A.5. above.

A.8 Explain any additional remuneration paid to directors for services rendered other than those inherent to their directorship.

Explain supplementary remuneration items

The directors of BBVA have not accrued any remuneration in respect of this item.

A.9 Indicate any remuneration granted in the form of advances, credits and guarantees, indicating the interest rate, key features and any amounts finally repaid, as well as the obligations against them by way of guarantee.

Explain the advances, credits and guarantees granted

The directors of BBVA have not accrued any remuneration in respect of this item.

A.10 Explain the main features of remuneration in kind.

Explain any remuneration in kind.

Pursuant to article 14 of the BBVA Board of Directors Regulations, directors benefit from healthcare, accident and other insurance policies undersigned by the Bank, which satisfies the corresponding premiums, which are attributed to the directors as remuneration in kind.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

The Bank also pays the executive directors other fixed remuneration (in kind) and other social or fringe benefits that generally apply to the Bank’s Senior Management.

A.11 Indicate the remuneration accruing to the director by virtue of payments made by the listed company to a third party in which the director provides services, when such payments are intended to remunerate the director’s services in the company.

Explain the remuneration accruing to the director by virtue of payments made by the listed company to a third party in which the director provides services.

The directors of BBVA have not accrued any remuneration in respect of this item.

A.12 Any kind of remuneration item other than those listed above, regardless of their nature or the group entity paying them, especially when it may be considered a related-party transaction or when its issuance would distort the true picture of the total remuneration received by the director.

Explain other remuneration items

The directors of BBVA have not accrued any remuneration in respect of this item.

A.13 Explain the actions taken by the company in connection with the remuneration system to reduce excessive risk exposure and match it to the long-term targets, values and interests of the company. Include, where appropriate, a reference to: measures designed to ensure that the remuneration policy is aligned with the long-term performance of the company; measures establishing an appropriate balance between fixed and variable compensation; measures taken in relation to those categories of staff whose professional activities have a material impact on the risk profile of the entity; clawback formulae or clauses to reclaim variable components of performance-based remuneration when such components have been paid on the basis of data that is subsequently proven to be wholly inaccurate; and measures designed to prevent conflicts of interest, where applicable.

Explain the actions taken to reduce the risks

The Group’s remuneration policy is aligned with the interests of its shareholders and with sound risk management, and includes the following features:

•	Use of appropriate indicators for evaluating the results, which incorporate adjustments for current and future risks;

•	Consideration, when measuring the performance, of financial and non-financial indicators that encompass both individual management aspects as well as goals of the Unit and Group;

•	Greater weight of objectives related to their specific duties on financial and Group objectives in measuring the performance of the control units, favoring their independence compared with the business areas that they are supervising

With respect specifically to individuals who engage in professional activities that have a significant impact on the Group’s risk profile, including executive directors and senior

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

management (the Identified Staff), the following risk alignment elements have been established in accordance with section A.4. They are included in the new Remuneration Policy for the Identified Staff for years 2017, 2018 and 2019, approved by the Board in line with the directors’ remuneration policy:

•	Deferral arrangements, designed so that a substantial part of the variable remuneration (60% in the case of executive directors, Senior Management and high earners, and 40% in other cases) is deferred for a period of between 3 and 5 years (in the case of executive directors and senior management), depending on the economic cycle and business risks.

•	Payment in shares of 50% of their Annual Variable Remuneration. In the case of executive directors this percentage is increased for the deferred shares (60%);

•	Possibility to adjust (lower) the deferred component of the Annual Variable Remuneration on the basis of certain multi-annual performance indicators related with the share performance, solvency, liquidity and funding, in addition to the profitability and recurring results of the Group.

•	Mandatory withholding periods of the shares vested as a result of variable remuneration except for those dispose to settle tax obligations originated from their delivery.

•	Hedging prohibition for any shares received as annual variable remuneration and those remaining deferred in adherence to the rules mentioned above.

•	A cap on the amount of annual variable remuneration for members of the Identified Staff at a percentage of 100% their fixed remuneration, excluding the positions for which the General Meeting agrees to raise this cap to 200%.

Up to 100% of the variable remuneration of each member of Identified Staff for each financial year shall also be subject to malus and clawback arrangements, both linked to an downturn performance by the Bank overall or by a specific division or area, or exposures generated by a member of Identified Staff, under the result of any of the following circumstances:

a)	Misconduct, fraud or serious infringement of the Code of Conduct and other applicable internal rules by an Identified Staff member;

b)	Regulatory sanctions or judicial convictions due to events that could be attributed to a specific unit or to the staff responsible for such events;

c)	Significant failure of risk management committed by the Bank or by a business or risk control unit, to which the willful misconduct or gross negligence of an Identified Staff member contributed;

d)	Restatement of the Bank’s annual accounts, except where such restatement is due to a change in applicable accounting legislation.

For these purpose, the Bank shall compare the performance assessment carried out for the member of identified staff’s performance to the subsequent behavior of some of the variables which helped achieve the targets. Both malus and clawback will apply to the Annual Variable Remuneration of the financial year in which the event giving rise to application of the arrangement occurred, and they shall be in force during the entire period of deferral and retention applicable to the Annual Variable Remuneration.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Notwithstanding the foregoing, in the event that these scenarios give rise to a dismissal or termination of the Identified Staff member due to serious and guilty breach of duties, malus arrangements may apply to the deferred Annual Variable Remuneration pending payment at the date of the dismissal or cease of duties, in light of the extent of the damage caused.

In any case, the Annual Variable Remuneration is paid or vested only if it is sustainable according to the Group’s situation as a whole, and justified on the basis of the performance of the Bank, the business unit and of the Identified Staff member concerned.

Malus and clawback arrangements for variable remuneration shall be applicable to the Annual Variable Remuneration accrued in 2016 and following years.

B	REMUNERATION POLICY FORECAST FOR FUTURE YEARS

Repealed.

C	GLOBAL SUMMARY OF HOW THE REMUNERATION POLICY HAS BEEN APPLIED DURING THE FINANCIAL YEAR ENDING

C.1 Give a brief explanation of the main features of the structure and remuneration items of the remuneration policy applied during the last financial year, resulting in the breakdown of the individual remuneration accrued by each of the directors listed in Section D of this report, and a summary of the resolutions passed by the board to implement these items.

Explain the structure and remuneration items of the remuneration policy applied during the year

The remuneration structure and items applicable in 2016 for the members of the Bank’s Board of Directors have been based on the Remuneration Policy BBVA Directors in force for the current year, as approved by the Annual General Meeting held in 2015 for the years 2015, 2016 and 2017.

As indicated, the Company Bylaws establish a remuneration system that distinguishes between the remuneration for executive directors and that applicable to non-executive directors. In 2016, this comprised the following elements and items:

Executive directors

As regards the fixed remuneration of executive directors in 2016, the Board of Directors resolved, at its meeting held on 2 February and at the proposal of the Remunerations Committee, to maintain the fixed remuneration of executive directors at: €1,966

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

thousand per year for the Group Executive Chairman; €1,923 thousand per year for the CEO; and €800 thousand per year for the Director of GERPA. These amounts are included in section D.1.a) under “Salary”.

Pursuant to the remuneration policy applicable to BBVA directors, the variable remuneration of executive directors corresponding to 2016 comprised an Annual Variable Remuneration (AVR), calculated on the basis of certain annual indicators established by the Board of Directors at the proposal of the Remunerations Committee, which include financial and non-financial indicators.

The AVR of executive directors in 2016, in accordance with the settlement and payment system established in the applicable Policy, will be received according to the following:

•	Payment of 50% of 2016’s AVR, in equal parts in cash and shares, shall be made, provided the required conditions are met, during the first quarter of 2017.

The amount of shares shall be determined by reference to the average closing price of BBVA shares between 15 December 2016 and 15 January 2017 (inclusive).

•	The remaining 50% of 2016’s AVR, in equal parts in cash and in shares, will be deferred in its entirety for a period of 3 years, and its accrual and payment will be subject to a series of multi-year indicators related to share performance and the Group’s fundamental control and management risk metrics.

•	Multi-year Performance Indicators will have performance scales associated. Thus, should the targets set for each indicator not be achieved, the deferred amount of the 2016 AVR may be reduced and could even lead to the loss of the full deferred amounts.

•	All the shares shall be withheld for a period of one year from the date of delivery, except for those shares the transfer of which is derived from tax obligations originated from their delivery.

•	No hedging strategies may be carried out on the shares received as 2016 AVR, nor over any deferred outstanding shares.

•	The AVR for 2016 will be subject to the malus and clawback arrangements included in the new Remuneration Policy for BBVA Directors, to be submitted to the General Meeting, in the terms detailed in section A.13 above.

•	The deferred component of the Annual Variable Remuneration for 2016 that is ultimately settled shall be subject to updating in the terms established by the Board of Directors.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

The Annual Variable Remuneration of executive directors for 2016 has been determined after closing of the financial year, and will be paid in accordance to the settlement and payment system previously described, in the following terms:

Calculation of the Annual Variable Remuneration of executive directors for 2016 has carried out according to the following annual performance indicators and their allocated weight, as approved by the Board of Directors, at the proposal of the Remunerations Committee, upon commencement of the fiscal year for executives directors:

Indicator	Group Executive Chairman	Chief Executive Officer	Director of GERPA
Net Attributable Profit excluding corporate operations	20%	15%	10%
Risk-adjusted Return on Economic Capital (RAROEC)	20%	15%	10%
Return on Regulatory Capital (RORC)	30%	20%	20%
Efficiency Ratio	15%	15%	10%
Operating Income	5%	5%	—
Customer Satisfaction Index (IreNe)	10%	10%	10%
Strategic Indicators	—	20%	40%

The amount of Annual Variable Remuneration corresponding to 2016 has been obtained on the basis of the level of achievement of the aforementioned indicators, according to the performance scales approved by the Board of Directors at the proposal of the Remunerations Committee. These scales were defined based on the combination of budgetary compliance and year-on-year variation of the score for each indicator in comparison to that of the year before.

Once the amount in cash of the Annual Variable Remuneration of executive directors for 2016 is determined, the Board, at the proposal of the Remunerations Committee, has set the number of BBVA shares corresponding to 50% of said Annual Variable Remuneration, according to the average closing prices of the BBVA share between 15 December 2016 and 15 January 2017 (inclusive), resulting in a price of €6.43 per share. Payment of both cash and shares corresponding to 50% of the 2016 Annual Variable Remuneration will be paid in the first quarter of 2017.

The remaining 50% of the 2016 Annual Variable Remuneration, both in cash and in shares, shall be deferred for a three-year period, the accrual and payment of which shall be subject to compliance with the following multi-year performance indicators, whose objectives and weight were established by the Board of Directors, at the proposal of the Remunerations Committee, for the three-year term starting 1 January 2017 and ending 31 December 2019:

Indicator	Weight
Economic adequacy (Equity/Economic/CER)	20%
CET1 Fully Loaded	20%
LTSCD (Loan-to-stable customer deposits)	20%
ROE	20%
Operating Income / Average Total Assets – Cost of Risk / Average Total Assets –	10%
TSR	10%

To calculate each indicator, the performance scales approved by the Board of Directors, at the proposal of the Remunerations Committee will be applied after the Annual Variable Remuneration for 2016 has been determined.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

For the purpose of calculating the TSR indicator, the Board of Directors, at the proposal of the Remunerations Committee, has approved the following peer group:

PEER GROUP
Santander Bank	Spain
BNP Paribas	France
Société Générale	France
Barclays	United Kingdom
HSBC	United Kingdom
Lloyds Banking Group	United Kingdom
Deutsche Bank	Germany
Commerzbank	Germany
Unicredito Italiano	Italy
Intesa San Paolo	Italy
Bank of America	USA
Citigroup	USA
Wells Fargo	USA
Scotiabank	Canada
ING Group	Netherlands

Upon the result of each indicator, according to the weight attributed to each one and the associated scales, the deferred portion of the 2016 Annual Variable Remuneration will be determined, to be received, where appropriate, by each executive director during the first quarter of 2020. In application of the aforementioned, the deferred portion of Annual Variable Remuneration may be reduced, even in its entirety, yet never increased.

In any case, the 2016 Annual Variable Remuneration will be delivered provided that none of the circumstances established in the remuneration policy that limit or prevent its payment occur. Shares will be subject to the retention criteria described in this Report. The deferred portions of the 2016 Annual Variable Remuneration will be subject to the updating criteria determined according to the system agreed by the Board of Directors.

In accordance with the above, in the first quarter of 2017 the executive directors will receive 50% of the settlement of the Annual Variable Remuneration for 2016, i.e. €734 thousand and 114,204 BBVA shares for the Group Executive Chairman; €591 thousand and 91,915 BBVA shares for the CEO; and €89 thousand and 13,768 BBVA shares for the Director of GERPA. The remaining 50% are deferred under the terms indicated above.

In application of the foregoing, the amounts included in section D.1.a) i) “Cash remuneration” under the heading “short-term variable remuneration” correspond to the cash portion of the 50% Annual Variable Remuneration of executive directors for 2016, the delivery of which will be made in the first quarter of 2017.

Likewise, section D.1.a) i) under the heading “long-term variable remuneration” includes the maximum amount in cash of the 2016 Annual Variable Remuneration that

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

has been deferred. Payment thereof to the executive directors will be made, where appropriate, in the first quarter of 2020, so long as the conditions are met. Nevertheless, based on the level of compliance with the aforementioned multi-year indicators over the 3-year deferral period, this amount may be reduced, even in its entirety, yet never be increased. This remuneration has therefore not accrued on the date of this Report and has not been delivered during 2016.

Regarding the 2016 variable remuneration in shares for executive directors’, BBVA has no share option plans for its directors or employees, and the shares indicated in this section have not benn delivered in 2016.

Notwithstanding the foregoing, section D.1.a) ii) Share-based remuneration systems, under the heading “Shares delivered during 2016”, includes: the portion in shares of the 2016 Annual Variable Remuneration, the delivery of which would correspond in 2017 (50%), and the maximum number of shares of the 2016 Annual Variable Remuneration that has been deferred, the delivery of which would correspond to executive directors during the first quarter of 2020. The remaining 50% is in any case subject to the degree of compliance with the aforementioned multi-year indicators during the 3-year deferral period. This number of shares may be reduced, even in its entirety, yet never be increased. This remuneration has therefore not accrued on the date of this Report and has not been delivered during 2016.

Without prejudice to the above, and subject to approval by the AGM of the new Remuneration Policy for BBVA Directors, all the Annual Variable Remuneration of executive directors corresponding to 2016 will be subject to malus and clawback arrangements established by the said Policy, in accordance with the regulations in force since 2016.

It should be noted that the total figure in section D.1.c) for 2015 does not match the figure in the same section from last year’s Report, given that the previous CEO stood down in 2015, and thus the information on his remuneration does not classify for inclusion in this year’s Report. The total figure accrued in 2015 is €15,761 thousand, including this director.

Corporate pension scheme

The commitments undertaken regarding pension benefits for the Chief Executive Officer and the executive director Head of GERPA, pursuant to the Company Bylaws and their respective contracts with the Bank include a pension system covering retirement, disability and death.

The Chief Executive Officer’s contractual conditions determine that he will retain the pension system to which he was entitled previously as senior manager in the Group, with the benefits and the provisions being adjusted to the new remuneration conditions derived from the position that he currently holds.

The executive director Head of GERPA retains the same pension system he has had since his appointment in 2013, which comprises a defined-contributions system of 20% per year over the fixed remuneration received during that period to cover retirement commitments and provisions covering death and disability.

To such end, the provisions recorded as of 31 December 2016 to cover pension commitments undertaken for the Chief Executive Officer amounted to €16,051

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

thousand, of which, during 2016 and according to applicable accounting regulations, €2,342 thousand have been provisioned against earnings of the year and €836 thousand against equity, in order to adapt the interest rate assumption used for the valuation of pension commitments in Spain. In the case of the executive director Head of GERPA, the provisions recorded as of 31 December 2016 amounted to €609 thousand, of which €310 have been provisioned against earnings of the year. In both cases, these amounts include the provisions covering retirement, as well as death and disability.

There are no other pension obligations in favour of other executive directors.

As a result of the entry into force of Circular 2/2016, of the Bank of Spain to the credit institutions, 15% of the annual contributions agreed to pension systems based on the benefit accrued over the financial year corresponding to executive directors and BBVA’s senior managers, will be based on variable components and will be considered as discretionary pension benefits, and in consequence will be deemed as deferred variable remuneration, subject to the payment and retention conditions provided in the applicable regulations, as well as malus arrangements and other applicable conditions established to the variable remuneration in the Remuneration Policy for BBVA’s Directors.

Other remuneration

BBVA executive directors received in 2016 the general incentive systems established for the Bank’s Senior Management and other remunerations in kind, such as those described in section A.10 of this Report. Their amounts are included in section D.1.a) i) “Other items”.

Attached to section E of this Report is Note 54 of the Annual Report (corresponding to 2016), indicating the remuneration received by the directors during 2016.

Non-executive directors

The system for non-executive directors, as indicated above and pursuant to article 33 bis of the Company Bylaws, establishes that they will receive an annual fixed cash consideration for their membership on the BBVA Board and another amount for their membership of different Committees. Chairing a Committee is given a higher weight and the amount payable to Committee Members reflects the different duties of each Committee. The Board of Directors periodically reviews these fixed amounts to adapt them to changing market circumstances and the nature of duties that BBVA directors discharge. These amounts have not been updated since July 2007. The amounts for 2016 were the same as those listed in section A.3 above, which are detailed in section D.1.a) i) below.

The “theoretical shares” accumulated by each non-executive director of BBVA as of 31 December 2016, as well as those allotted to each of them during the same year (equivalent to 20% of the total cash remuneration received by each non-executive director in 2015) are detailed in section D.1.a) ii) below. For the purposes of this Report, the “theoretical shares” allotted under the system of remuneration in shares with deferred delivery for non-executive directors have been equated with “options”, despite the fact that, as indicated, BBVA does not offer option plans to its directors, and that these shares will only vest on the date on which the beneficiaries cease to be directors on any grounds other than serious breach of duties.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

This section includes the shares delivered to the directors Ramón Bustamante y de la Mora and Ignacio Ferrero Jordi, who left office on 11 March 2016.

Further, the Bank has paid premiums for medical and accident insurance policies in 2016 on behalf of non-executive directors as described in section A.10 of this Report and as stated in section D.1.a) i) “Other items” below.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

D	BREAKDOWN OF INDIVIDUAL REMUNERATION ACCRUED BY EACH DIRECTOR

Position	Status	Accrual period in 2016
FRANCISCO GONZÁLEZ RODRÍGUEZ	Executive	From 01/01/2016 to 31/12/2016
CARLOS TORRES VILA	Executive	From 01/01/2016 to 31/12/2016
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	Executive	From 01/01/2016 to 31/12/2016
JOSÉ ANTONIO FERNÁNDEZ RIVERO	Other External	From 01/01/2016 to 31/12/2016
TOMÁS ALFARO DRAKE	Independent	From 01/01/2016 to 31/12/2016
JOSÉ MIGUEL ANDRÉS TORRECILLAS	Independent	From 01/01/2016 to 31/12/2016
BELÉN GARIJO LÓPEZ	Independent	From 01/01/2016 to 31/12/2016
SUNIR KUMAR KAPOOR	Independent	From 11/03/2016 to 31/12/2016
CARLOS LORING MARTÍNEZ DE IRUJO	Other External	From 01/01/2016 to 31/12/2016
LOURDES MAÍZ CARRO	Independent	From 01/01/2016 to 31/12/2016
JOSÉ MALDONADO RAMOS	Other External	From 01/01/2016 to 31/12/2016
JOSÉ LUIS PALAO GARCÍA SUELTO	Independent	From 01/01/2016 to 31/12/2016
JUAN PI LLORENS	Independent	From 01/01/2016 to 31/12/2016
SUSANA RODRÍGUEZ VIDARTE	Other External	From 01/01/2016 to 31/12/2016
JAMES ANDREW STOTT	Independent	From 11/03/2016 to 31/12/2016
RAMÓN BUSTAMANTE Y DE LA MORA	Other External	From 01/01/2016 to 11/03/2016
IGNACIO FERRERO JORDI	Other External	From 01/01/2016 to 11/03/2016

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

D.1 Complete the following tables on the individual remuneration of each of the directors (including remuneration for carrying out executive duties) accrued during the year.

a) Remuneration accrued in the company covered by this report:

i)	Cash remuneration (in thousands of €)

Position	Salary	Fixed remuneration	Per diem payments	Short-term variable remuneration	Long-term variable remuneration	Remuneration for membership of Board committees	Severance pay	Other items	Total 2016	Total 2015
FRANCISCO GONZÁLEZ RODRÍGUEZ	1,966	0	0	734	734	0	0	17	3,451	3,776
CARLOS TORRES VILA	1,923	0	0	591	591	0	0	139	3,244	2,750
TOMÁS ALFARO DRAKE	0	129	0	0	0	209	0	0	338	345
JOSÉ MIGUEL ANDRÉS TORRECILLAS	0	129	0	0	0	316	0	6	451	301
JOSÉ ANTONIO FERNÁNDEZ RIVERO	0	129	0	0	0	221	0	12	362	396
BELÉN GARIJO LÓPEZ	0	129	0	0	0	104	0	11	244	211
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	800	0	0	89	89	0	0	84	1,062	1,058
SUNIR KUMAR KAPOOR	0	107	0	0	0	25	0	0	132	—
CARLOS LORING MARTÍNEZ DE IRUJO	0	129	0	0	0	250	0	12	391	320
LOURDES MAÍZ CARRO	0	129	0	0	0	102	0	7	238	177
JOSÉ MALDONADO RAMOS	0	129	0	0	0	207	0	12	348	366
JOSÉ LUIS PALAO GARCÍA SUELTO	0	129	0	0	0	149	0	15	293	351
JUAN PI LLORENS	0	129	0	0	0	196	0	12	337	291
SUSANA RODRÍGUEZ VIDARTE	0	129	0	0	0	314	0	12	455	455
JAMES ANDREW STOTT	0	107	0	0	0	218	0	9	334	0
RAMÓN BUSTAMANTE Y DE LA MORA	0	32	0	0	0	37	0	6	75	270
IGNACIO FERRERO JORDI	0	32	0	0	0	52	0	15	99	351

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

ii)	Share-based remuneration systems

FRANCISCO GONZÁLEZ RODRÍGUEZ AVR 2016 in shares
	Ownership of options at the beginning of 2016				Options allocated during 2016
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
01/01/2016	0	0	0,00	—	0	0	0,00	—

Terms and Conditions:

Shares delivered during 2016			Options exercised in 2016				Options due and not exercised	Options at end of 2016
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
228.408	6,43	1.469	0	0	0	0	0	0	0	0,00	—

Other requisites of the year: In 2017, only 114,204 shares will be delivered; the remaining 114,204 shares will be deferred for 3 years, subject to the conditions of the applicable settlement and payment system.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

CARLOS TORRES VILA AVR 2016 in shares
	Ownership of options at the beginning of 2016				Options allocated during 2016
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
01/01/2016	0	0	0	—	0	0	0	—

Terms and Conditions:

Shares delivered during 2016			Options exercised in 2016				Options due and not exercised	Options at end of 2016
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
183.830	6,43	1,182	0	0	0	0	0	0	0	0	—

Other requisites of the year: In 2017, only 91,915 shares will be delivered; the remaining 91,915 will be deferred for 3 years, subject to the conditions of the applicable settlement and payment system.

TOMÁS ALFARO DRAKE System of Remuneration in Shares with Deferred Delivery
	Ownership of options at the beginning of 2016				Options allocated during 2016
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	51,089	51,089	0	—	11,363	11,363	0	—

Terms and Conditions:

Shares delivered during 2016			Options exercised in 2016				Options due and not exercised	Options at end of 2016
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

JOSÉ MIGUEL ANDRÉS TORRECILLAS System of Remuneration in Shares with Deferred Delivery
	Ownership of options at the beginning of 2016				Options allocated during 2016
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	0	0	0	—	9,808	9,808	0	—

Terms and Conditions:

Shares delivered during 2016			Options exercised in 2016				Options due and not exercised	Options at end of 2016
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

JOSÉ ANTONIO FERNÁNDEZ RIVERO System of Remuneration in Shares with Deferred Delivery
	Ownership of options at the beginning of 2016				Options allocated during 2016
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	78,413	78,413	0	—	12,633	12,633	0	—

Terms and Conditions:

Shares delivered during 2016			Options exercised in 2016				Options due and not exercised	Options at end of 2016
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

BELÉN GARIJO LÓPEZ System of Remuneration in Shares with Deferred Delivery
	Ownership of options at the beginning of 2016				Options allocated during 2016
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	12,866	12,866	0	—	6,597	6,597	0	—

Terms and Conditions:

Shares delivered during 2016			Options exercised in 2016				Options due and not exercised	Options at end of 2016
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO AVR 2016 in shares
	Ownership of options at the beginning of 2016				Options allocated during 2016
Implementation Date	No. of options	No. of affected shares	Strike price (€)	Strike period	No. of options	No. of affected shares	Strike price (€)	Strike period
01/01/2016	0	0	0	—	0		0	—

Terms and Conditions:

Shares delivered during 2016			Options exercised in 2016				Options due and not exercised	Options at end of 2016
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
27.536	6,43	177	0	0	0	0	0	0	0	0	—

Other requisites of the year: In 2017, only 13,768 shares will be delivered; the remaining 13,768 shares will be deferred for 3 years, subject to the conditions of the applicable settlement and payment system.

SUNIR KUMAR KAPOOR System of Remuneration in Shares with Deferred Delivery
	Ownership of options at the beginning of 2016				Options allocated during 2016
Implementation Date	No. of options	No. of affected shares	Strike price (€)	Strike period	No. of options	No. of affected shares	Strike price (€)	Strike period
18/03/2006	0	0	0	—	0	0	0	—

Terms and Conditions:

Shares delivered during 2016			Options exercised in 2016				Options due and not exercised	Options at end of 2016
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

CARLOS LORING MARTÍNEZ DE IRUJO System of Remuneration in Shares with Deferred Delivery
	Ownership of options at the beginning of 2016				Options allocated during 2016
Implementation Date	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	64,843	64,843	0	—	10,127	10,127	0	—

Terms and Conditions:

Shares delivered during 2016			Options exercised in 2016				Options due and not exercised	Options at end of 2016
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	0

Other requisites of the year: -

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

LOURDES MÁIZ CARRO System of Remuneration in Shares with Deferred Delivery
Implementation Date	Ownership of options at the beginning of 2016				Options allocated during 2016
	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	2,631	2,631	0	—	5,812	5,812	0	—

Terms and Conditions:

Shares delivered during 2016			Options exercised in 2015				Options due and not exercised	Options at end of 2016
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

JOSÉ MALDONADO RAMOS System of Remuneration in Shares with Deferred Delivery
Implementation Date	Ownership of options at the beginning of 2016				Options allocated during 2016
	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	45,564	45,564	0	—	11,669	11,669	0	—

Terms and Conditions:

Shares delivered during 2016			Options exercised in 2016				Options due and not exercised	Options at end of 2016
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

JOSÉ LUIS PALAO GARCÍA SUELTO System of Remuneration in Shares with Deferred Delivery
Implementation Date	Ownership of options at the beginning of 2016				Options allocated during 2016
	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	40,315	40,315	0	—	11,070	11,070	0	—

Terms and Conditions:

Shares delivered during 2016			Options exercised in 2016				Options due and not exercised	Options at end of 2016
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

JUAN PI LLORENS System of Remuneration in Shares with Deferred Delivery
Implementation Date	Ownership of options at the beginning of 2016				Options allocated during 2016
	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	23,195	23,195	0	—	9,179	9,179	0	—

Terms and Conditions:

Shares delivered during 2016			Options exercised in 2016				Options due and not exercised	Options at end of 2016
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

SUSANA RODRÍGUEZ VIDARTE System of Remuneration in Shares with Deferred Delivery
Implementation Date	Ownership of options at the beginning of 2016				Options allocated during 2016
	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	64,001	64,001	0	—	14,605	14,605	0	—

Terms and Conditions:

Shares delivered during 2016			Options exercised in 2016				Options due and not exercised	Options at end of 2016
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

JAMES ANDREW STOTT System of Remuneration in Shares with Deferred Delivery
Implementation Date	Ownership of options at the beginning of 2016				Options allocated during 2016
	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	0	0	0	—	0	0	0	—

Terms and Conditions:

Shares delivered during 2016			Options exercised in 2016				Options due and not exercised	Options at end of 2016
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
0	0	0	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

RAMÓN BUSTAMANTE Y DE LA MORA System of Remuneration in Shares with Deferred Delivery
Implementation Date	Ownership of options at the beginning of 2016				Options allocated during 2016
	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	77,043	77,043	0	—	8,709	8,709	0	—

Terms and Conditions:

Shares delivered during 2016			Options exercised in 2016				Options due and not exercised	Options at end of 2016
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
85.752	5,76	494	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

IGNACIO FERRERO JORDI System of Remuneration in Shares with Deferred Delivery
Implementation Date	Ownership of options at the beginning of 2016				Options allocated during 2016
	No. of options	Affected shares	Strike price (€)	Strike period	No. of options	Affected shares	Strike price (€)	Strike period
18/03/2006	83,000	83,000	0	—	11,151	11,151	0	—

Terms and Conditions:

Shares delivered during 2016			Options exercised in 2016				Options due and not exercised	Options at end of 2016
No. of shares	Price	Amount	Strike price (€)	No. of options	Affected shares	Gross Profit (m€)	No. of options	No. of options	Affected shares	Strike price (€)	Strike period
94,151	5,76	542	0	0	0	0	0	0	0	0	—

Other requisites of the year: -

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

iii)	Long-term savings systems

Name/ Type/total accrual period in years	Contribution in the year by the company (thousands of €)		Accumulated funds (thousands of €)
	Year 2016	Year 2015	Year 2016	Year 2015
Carlos Torres Vila	3,178	9,856	16,051	13,123
José Manuel González-Páramo Martínez-Murillo	310	261	609	436

b) Remuneration accruing to company directors for membership of boards in other group companies:

i)	Cash remuneration (in thousands of €)

Position	Salary	Fixed remuneration	Per diem payments	Short-term variable remuneration	Long-term variable remuneration	Remuneration for membership of board committees	Indemnities	Other items	Total 2016	Total 2015
FRANCISCO GONZÁLEZ RODRÍGUEZ	0	0	0	0	0	0	0	0	0	0
CARLOS TORRES VILA	0	0	0	0	0	0	0	0	0	0
TOMÁS ALFARO DRAKE	0	0	0	0	0	0	0	0	0	0
JOSÉ MIGUEL ANDRÉS TORRECILLAS	0	0	0	0	0	0	0	0	0	0
JOSÉ ANTONIO FERNÁNDEZ RIVERO	0	0	0	0	0	0	0	0	0	0
BELÉN GARIJO LÓPEZ	0	0	0	0	0	0	0	0	0	0
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	0	0	0	0	0	0	0	0	0	0
SUNIR KUMAR KAPOOR	0	0	0	0	0	0	0	0	0	0
CARLOS LORING MARTÍNEZ DE IRUJO	0	0	0	0	0	0	0	0	0	0
LOURDES MAÍZ CARRO	0	0	0	0	0	0	0	0	0	0
JOSÉ MALDONADO RAMOS	0	0	0	0	0	0	0	0	0	0
JOSÉ LUIS PALAO GARCÍA SUELTO	0	0	0	0	0	0	0	0	0	0
JUAN PI LLORENS	0	0	0	0	0	0	0	0	0	0
SUSANA RODRÍGUEZ VIDARTE	0	0	0	0	0	0	0	0	0	0
JAMES ANDREW STOTT	0	0	0	0	0	0	0	0	0	0
RAMÓN BUSTAMANTE Y DE LA MORA	0	0	0	0	0	0	0	0	0	0
IGNACIO FERRERO JORDI	0	0	0	0	0	0	0	0	0	0

ii)	Share-based remuneration systems

iii)	Long-term savings systems

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

c) Summary of remuneration (in thousands of €):

This should include a summary of the amounts corresponding to all the remuneration items included in this report that have accrued to the director, in thousands of €.

Where there are long-term Saving Systems, include contributions or endowments made to such systems:

Name	Remuneration accruing to the company				Remuneration accruing to group companies				Totals
	Total cash remuneration	Value of shares granted	Gross profit on options exercised	Total 2016 to the company	Total cash remuneration	Value of shares vested	Gross profit on options exercised	Total 2016 to the group	Total 2016	Total 2015	Contribution to saving systems during the year
FRANCISCO GONZÁLEZ RODRÍGUEZ	3,451	1,469	0	4,920	0	0	0	0	4,920	5,570	0
CARLOS TORRES VILA	3,244	1,182	0	4,426	0	0	0	0	4,426	3,810	3,178
TOMÁS ALFARO DRAKE	338	0	0	338	0	0	0	0	338	345	0
JOSÉ MIGUEL ANDRÉS TORRECILLAS	451	0	0	451	0	0	0	0	451	301	0
JOSÉ ANTONIO FERNÁNDEZ RIVERO	362	0	0	362	0	0	0	0	362	396	0
BELÉN GARIJO LÓPEZ	244	0	0	244	0	0	0	0	244	211	0
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	1,062	177	0	1,239	0	0	0	0	1,239	1,254	310
SUNIR KUMAR KAPOOR	132	0	0	132	0	0	0	0	132	—	0
CARLOS LORING MARTÍNEZ DE IRUJO	391	0	0	391	0	0	0	0	391	320	0
LOURDES MAÍZ CARRO	238	0	0	238	0	0	0	0	238	177	0
JOSÉ MALDONADO RAMOS	348	0	0	348	0	0	0	0	348	366	0
JOSÉ LUIS PALAO GARCÍA SUELTO	293	0	0	293	0	0	0	0	293	351	0
JUAN PI LLORENS	337	0	0	337	0	0	0	0	337	291	0
SUSANA RODRÍGUEZ VIDARTE	455	0	0	455	0	0	0	0	455	455	0
JAMES ANDREW STOTT	334	0	0	334	0	0	0	0	334	—	0
RAMÓN BUSTAMANTE Y DE LA MORA	75	494	0	569	0	0	0	0	569	270	0
IGNACIO FERRERO JORDI	99	542	0	641	0	0	0	0	641	351	0

Total:	11,854	3,864	0	15,718	0	0	0	0	15,718	14,468	3,488

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

D.2 Give information on the relationship between the remuneration received by the directors and the earnings or other performance indicators of the entity, explaining, where appropriate, how variations in the company’s performance may have influenced the variation in directors’ remunerations.

The remuneration system applied to determine the variable remuneration of executive directors is based on a combination of the targets established at the beginning of the year and the year-on-year variation in the indicators that determine Annual Variable Remuneration.

One of said indicators is the Net Attributable Profit, excluding corporate operations, which in 2016 was conditioned by the impact of floor clauses (€404 million) and the exchange rate performance. Both facts also influence the year-on-year comparison. As a result, the Net Attributable Profit was 7.4% down on 2015. Excluding the impact of floor clauses, the year-on-year variation would be an increase of 3%.

The negative effect of floor clauses and exchange rates on earnings also has a negative effect on the RORC and RAROEC ratios. All this despite the good performance of capital levels.

Thus, risk-weighted assets (RWAs) declined as a result of capital management measures in 2016.

Likewise, the consumption of economic capital has been reduced, which offsets the negative effect of earnings on the RAROEC indicator.

The Efficiency Ratio is improving compared to 2015, supported by the cost control effort and restructuring processes (including those related to Catalunya Caixa).

Finally, Operating Income was also affected by the negative performance of the exchange rate and the lower fees associated with the market activity.

The application of the defined scales, based on the aforementioned results, means that the Annual Variable Remuneration of the Group Executive Chairman has decreased (by 18.2%) with respect to 2015, and that of the Director of GERPA by 9.9%.

In the case of the CEO, the year-on-year variation of the Annual Variable Remuneration was + 11.5%; however, his appointment was in May 2015, so that his Annual Variable Remuneration for 2015 does not correspond in its entirety to his position as CEO. The figures are therefore not comparable. In comparable terms, and assuming that he had held the position of CEO for the whole financial year 2015, his Annual Variable Remuneration for the year 2016 would also have fallen by 12.9% compared with the previous year.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

D.3 Give information on the outcome of the consultative vote of the annual general meeting on the annual remuneration report of the previous year, indicating the number of votes cast against, if any:

	Number	% against total
Votes	3,980,070,290	100%

	Number	% against total
Nay votes	156,795,052	3,94%
Aye votes	3,782,648,645	95,04%
Abstentions	40,626,593	1,02%

E	OTHER INFORMATION OF INTEREST

If there are any relevant aspects relating to directors’ remuneration that you have not been able to describe in other sections of this report but that are necessary to provide more comprehensive and fully reasoned information on the remuneration structure and practices of the company with regard to its directors, list them briefly.

Attached hereto is Note 54 on Remunerations of the BBVA Annual Report corresponding to 2016.

This annual report on the remuneration of directors was approved at the meeting of the company’s Board of Directors on 9 February 2017.

Indicate whether any Directors voted against or abstained from voting on the approval of this Report.

☐  Yes                                         No  ☒

Name or company name of the members of the board of directors who have not voted in favor of approving the present report	Reasons (voted against, abstained, non-attendance)	Explain the reasons

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

54. Remuneration and other benefits received by the Board of Directors and members of the Bank’s Senior Management

•	Remuneration of non-executive directors received in 2016

The remuneration paid to the non-executive members of the Board of Directors during 2016 is indicated below. The figures are given individually for each non-executive director and itemised:

				Thousands of Euros
Remuneration of non-executive directors	Board of Directors	Executive Committee	Audit & Compliance Committee	Risks Committee	Remunerations Committee	Appointments Committee	Technology and Cybersecurity Committee	Total
Tomás Alfaro Drake	129	—	71	—	11	102	25	338
José Miguel Andrés Torrecillas	129	—	179	107	—	31	—	445
José Antonio Fernández Rivero	129	125	—	53	32	10	—	350
Belén Garijo López	129	—	71	—	32	—	—	232
Sunir Kumar Kapoor (1)	107	—	—	—	—	—	25	132
Carlos Loring Martínez de Irujo	129	125	18	80	27	—	—	379
Lourdes Máiz Carro	129	—	71	—	—	31	—	231
José Maldonado Ramos	129	167	—	—	—	41	—	336
José Luis Palao García-Suelto	129	—	—	107	32	10	—	278
Juan Pi Llorens	129	—	54	27	91	—	25	325
Susana Rodríguez Vidarte	129	167	—	107	—	41	—	443
James Andrew Stott (2)	107	—	—	160	32	—	25	325
Total (3)	1,502	584	464	642	257	265	100	3,813

(1)	Sunir Kumar Kappor was appointed director upon resolution of the General Meeting held on 11 March 2016.
(2)	James Andrew Stott was appointed director upon resolution of the General Meeting held on 11 March 2016.
(3)	Includes the amounts as members of the different Committees during 2016. The composition of the Committees was changed in 31 March 2016.

In addition, Ramón Bustamante y de la Mora and Ignacio Ferrero Jordi, who ceased as directors on 11 March 2016, received in 2016 the total amount of €70 thousand and €85 thousand, respectively, as members of the Board of Directors and the different Board Committees.

Moreover, during 2016, €132 thousand was paid in healthcare and casualty insurance premiums for non-executive members of the Board of Directors.

•	Remuneration of executive directors received in 2016

The remuneration scheme for the executive directors is in line with the general model applicable to BBVA senior managers. This comprises a fixed remuneration and a variable remuneration, which is in turn made up of a single incentive (hereinafter the “Annual Variable Remuneration”).

Thus, during 2016, the executive directors were paid the amount of fixed remuneration corresponding to that year and the Annual Variable Remuneration corresponding to 2015, paid during the first quarter of the year 2016, according to the settlement and payment system set out in the current Remuneration Policy for BBVA Directors as approved by the General Meeting held on 13 March 2015 (hereinafter, the “Settlement and Payment System”). The Settlement and Payment System provides that:

•	The Annual Variable Remuneration will be paid in equal parts in cash and in BBVA shares.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

•	50% of the Annual Variable Remuneration, in cash and in shares, will be deferred in its entirety for a three-year period, and its accrual and vesting shall be subject to compliance with a series of multi-year indicators.

•	All the shares vested under the rules explained in the previous paragraphs would be unavailable for the period of time determined by the Board of Directors, as from the respective vesting. This withholding will be applied with respect to the net amount of the shares, after discounting the necessary part to pay the tax accruing on the shares received.

•	No hedging strategies may be carried out on the shares received and unavailable or on the shares pending to be received.

•	Moreover, circumstances have been established in which disbursement of the Annual Variable Remuneration may be limited or impeded (“malus” clauses).

•	The deferred parts of the Annual Variable Remuneration would be adjusted to update them under the terms established by the Board of Directors.

Likewise, in application of the settlement and payment system of the Annual Variable Remuneration corresponding to years 2014, 2013 and 2012, under the applicable policy for those years, the executive directors have received the deferred parts of the Annual Variable Remuneration corresponding to those years, which vested in the first quarter of year 2016.

Pursuant to the above, the remuneration paid to the executive directors during 2016 is shown below. The figures are given individually for each executive director and itemised:

	Thousands of Euros
Remuneration of executive directors	Fixed remuneration	2015 Annual Variable Remuneration in cash (1)	Deferred variable remuneration from previous years in cash (2)	Total cash	2015 Annual Variable Remuneration in BBVA shares (1)	Deferred Variable Remuneration from previous years in BBVA shares (2)	Total shares

Group Executive Chairman	1,966	897	893	3,756	135,300	130,112	238,412

Chief Executive Officer (*)	1,923	530	240	2,693	79,956	27,823	107,779
Head of Global Economics, Regulation & Public Affairs (Head of GERPA)	800	98	47	945	14,815	5,449	20,264

Total	4,689	1,526	1,180	7,394	230,071	136,384	366,455

(*)	The variable remuneration paid to the Chief Executive Officer, who was appointed for said position on 4 May 2015, includes as well the remuneration vested as Digital Banking Officer during the period in which he held this position (4 months).
(1)	Amounts corresponding to 50% of 2015 Annual Variable Remuneration.
(2)	Amounts corresponding to the sum of the deferred parts of the Annual Variable Remuneration from previous years (2014, 2013 and 2012), and their respective cash adjustments; payment or delivery of which was made in 2016, in application of the settlement and payment system, as broken down below:

•	1st third of deferred Annual Variable Remuneration from 2014

Under this item, the executive directors received: €302 thousand and 37,392 BBVA shares in the case of the Group Executive Chairman; €95 thousand and 11,766 BBVA shares in the case of the Chief Executive Officer; and €30 thousand and 3,681 BBVA shares in the case of the executive director Head of GERPA.

•	2nd third of deferred Annual Variable Remuneration from 2013

Under this item, the executive directors received €289 thousand and 29,557 BBVA shares in the case of the Group Executive Chairman; €78 thousand and 7,937 BBVA shares in the case of the Chief Executive Officer; and €17 thousand and 1,768 BBVA shares in the case of the executive director Head of GERPA.

•	3rd third of deferred Annual Variable Remuneration from 2012

Under this item, the Group Executive Chairman received €301 thousand and 36,163 BBVA shares, while the Chief Executive Officer received €68 thousand and 8,120 BBVA shares.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

The executive directors will receive, during the first quarter of each of the next two years, the deferred amounts that in each case correspond in application of the settlement of the deferred Annual Variable Remuneration from previous years (2014 and 2013), and subject to the conditions established in the applicable settlement and payment system.

Likewise, during 2016, the executive directors received payment in kind, including insurance premiums and others, amounting to an overall total of €240 thousand, of which €17 thousand were paid to the Group Executive Chairman; €139 thousand to the Chief Executive Officer; and €84 thousand to the executive director Head of GERPA.

•	Annual Variable Remuneration for executive directors for the year 2016

Following year-end 2016, the Annual Variable Remuneration for the executive directors corresponding to that year has been determined applying the conditions established for that purpose at the beginning of that year, as set forth in the Remuneration Policy for BBVA Directors as approved by the General Meeting held on 13 March 2015. Consequently, during the first quarter of 2017, the executive directors will receive 50% of the 2016 Annual Variable Remuneration, in equal parts in cash and in shares, i.e., €734 thousand and 114,204 BBVA shares in the case of the Group Executive Chairman; €591 thousand and 91,915 BBVA shares the case of the Chief Executive Officer; and €89 thousand and 13,768 BBVA shares the case of the executive director Head of GERPA.

The remaining 50%, in cash and in shares, will be deferred for a three-year period, and its accrual and vesting will be subject to compliance with multi-year indicators established by the Board of Directors at the beginning of the year. Based on the result of each multi-year indicator during the deferred period and applying the performance scales assigned to each of them and their weightings, the final deferred amount of the Annual Variable Remuneration will be determined after the deferred period. The deferred Annual Variable Remuneration may be reduced and even reach zero, but in no event may be increased. To these effect, the maximum amounts that could be received during the first quarter of 2020 are: €734 thousand and 114,204 BBVA shares the case of the Group Executive Chairman; €591 thousand and 91,915 BBVA shares the case of the Chief Executive Officer; and €89 thousand and 13,768 BBVA shares the case of the executive director Head of GERPA; all subject to the settlement and payment conditions established in the Remuneration Policy for BBVA Directors.

These amounts are recorded under the item “Other Liabilities – Accrued interest” of the consolidated balance sheet at 31 December 2016.

•	Remuneration of the members of the Senior Management received in 2016

During 2016, the remuneration paid to the members of BBVA’s Senior Management as a whole, excluding executive directors, is shown below (itemised):

	Thousands of Euros
Remuneration of members of the Senior Management	Fixed remuneration	2015 Annual Variable Remuneration in cash (1)	Deferred variable remuneration from previous years in cash (2)	Total cash	2015 Annual Variable Remuneration in BBVA shares (1)	Deferred Variable Remuneration from previous years in BBVA shares (2)	Total shares
Total Members of the Senior Management (*)	11,115	2,457	1,343	14,915	370,505	155,746	526,251

(*)	This section includes aggregate information regarding the members of BBVA Group’s Senior Management, excluding executive directors, who were members of the Senior Management as of 31 December 2016 (14 members).
(1)	Amounts corresponding to 50% of 2015 Annual Variable Remuneration.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

(2)	Amounts corresponding to the sum of the deferred parts of the Annual Variable Remuneration from previous years (2014, 2013, and 2012), and their corresponding cash adjustments; payment or delivery of which was made in 2016, to the members of the Senior Management who had generated this right, as broken down below:

•	1st third of deferred Annual Variable Remuneration from 2014

Overall amount of €515 thousand and 63,862 BBVA shares.

•	2nd third of deferred Annual Variable Remuneration from 2013

Overall amount of €434 thousand and 44,426 BBVA shares.

•	3rd third of deferred Annual Variable Remuneration from 2012

Overall amount of €395 thousand and 47,458 BBVA shares.

During the first quarter of each of the next two years, under the applicable settlement and payment system of the variable remuneration, all members of the Senior Management will receive the corresponding amounts, stemming from the settlement of the deferred Annual Variable Remuneration from previous years (2014 and 2013), and subject to the conditions established in this system.

Moreover, during 2016, all members of the Senior Management, with the exception of the executive directors, received remuneration in kind, including insurance premiums and others, for a total overall amount of €664 thousand.

•	System of remuneration in shares with deferred delivery for non-executive directors

BBVA has a remuneration system in shares with deferred delivery for its non-executive directors, which was approved by the General Meeting, held on 18 March 2006 and extended under General Meeting resolutions dated 11 March 2011 and 11 March 2016, for a further 5-year period in each case.

This System is based on the annual allocation to non-executive directors of a number of “theoretical shares”, equivalent to 20% of the total remuneration in cash received by each of them in the previous year, according to the closing prices of the BBVA share during the sixty trading sessions prior to the Annual General Meeting approving the corresponding financial statements for each year.

These shares, where applicable, will be delivered to each beneficiary on the date they leave the position as director for any reason other than dereliction of duty.

The number of “theoretical shares” allocated in 2016 to the non-executive directors beneficiaries of the system of remuneration in shares with deferred delivery, corresponding to 20% of the total remuneration received in cash by said directors during 2015, is as follows:

	Theoretical shares allocated in 2015	Theoretical shares accumulated as of 31 December 2016
Tomás Alfaro Drake	11,363	62,452
José Miguel Andrés Torrecillas	9,808	9,808
José Antonio Fernández Rivero	12,633	91,046
Belén Garijo López	6,597	19,463
Carlos Loring Martínez de Irujo	10,127	74,970
Lourdes Máiz Carro	5,812	8,443
José Maldonado Ramos	11,669	57,233
José Luis Palao García-Suelto	11,070	51,385
Juan Pi Llorens	9,179	32,374
Susana Rodríguez Vidarte	14,605	78,606
Total (1)	102,863	485,780

(1)	In addition, in 2016, Ramón Bustamante y de la Mora and Ignacio Ferrero Jordi, who ceased as directors on 11 March 2016, were allocated 8,709 and 11,151 theoretical shares, respectively.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

•	Pension commitments

The commitments undertaken regarding pension benefits for the Chief Executive Officer and the executive director Head of GERPA, pursuant to the Company Bylaws and their respective contracts with the Bank include a pension system covering retirement, disability and death.

The Chief Executive Officer’s contractual conditions determine that he will retain the pension system to which he was entitled previously as senior manager in the Group, with the benefits and the provisions being adjusted to the new remuneration conditions derived from the position that he currently holds.

The executive director Head of GERPA retains the same pension system he has had since his appointment in 2013, which comprises a defined-contributions system of 20% per year over the fixed remuneration received during that period to cover retirement commitments and provisions covering death and disability.

To such end, the provisions recorded as of 31 December 2016 to cover pension commitments undertaken for the Chief Executive Officer amounted to €16,051 thousand, of which, during 2016 and according to applicable accounting regulations, €2,342 thousand have been provisioned against earnings of the year and €836 thousand against equity, in order to adapt the interest rate assumption used for the valuation of pension commitments in Spain. In the case of the executive director Head of GERPA, the provisions recorded as of 31 December 2016 amounted to €609 thousand, of which €310 have been provisioned against earnings of the year. In both cases, these amounts include the provisions covering retirement, as well as death and disability.

There are no other pension obligations in favour of other executive directors.

The provisions recorded as of 31 December 2016 for pension commitments for members of the Senior Management, excluding executive directors, amounted to €46,299 thousand, of which, during 2016 and according to applicable accounting regulations, €4,895 thousand have been provisioned against earnings of the year and €2,226 thousand against equity, in order to adapt the interest rate assumption used for the valuation of pension commitments in Spain. These amounts include the provisions covering retirement, as well as death and disability.

As a result of the entry into force of Circular 2/2016, of the Bank of Spain to the credit institutions, 15% of the annual contributions agreed to pension systems based on the benefit accrued over the financial year corresponding to executive directors and BBVA’s senior managers, will be based on variable components and will be considered as discretionary pension benefits, and in consequence will be deemed as deferred variable remuneration, subject to the payment and retention conditions provided in the applicable regulations, as well as malus arrangements and other applicable conditions established to the variable remuneration in the Remuneration Policy for BBVA’s Directors.

•	Extinction of contractual relationship

The Bank has no commitments to pay severance indemnity to executive directors other than to the executive director Head of GERPA, whose contract includes, as of 31 December 2016, his right to receive an indemnity equivalent to two times his fixed remuneration should he cease to hold his position on grounds other than his own will, death, retirement, disability or dereliction of duty.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

The contractual conditions of the Chief Executive Officer with regard to his pension arrangements determine that, as of 31 December 2016, in the event of his ceasing to hold his position on grounds other than his own will, retirement, disability or dereliction of duty, he will take early retirement with a pension that he may receive as a lifelong annuity or as a capital lump sum, at his own choice. The annual amount will be calculated as a function of the provisions which, according to the actuarial criteria applicable at any time, the Bank may have made up to that date to cover the retirement pension commitments provided for in his contract, without this commitment in any way compelling the Bank to set aside additional provisions. Moreover, this pension may not be greater than 75% of the pensionable base should the event occur before he reaches the age of 55, or 85% of the pensionable base should the event occur after having reached the age of 55.

According to the proposal for a new Remuneration Policy for BBVA’s Directors to be submitted to the next Annual General Shareholders’ Meeting in 2017, if approved, the pension scheme and the extinction of contractual relationships of the executive directors, the Chief Executive Officer and the Head of GERPA will be amended for 2017 and following financial years, in the terms established under such Policy.

The English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 14, 2017

	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized representative